SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 29, 2002

Telefonica, S.A.

(Exact name of registrant as specified in its charter)

The Spanish Telephone Company

(Translation of registrant's name into English)

Gran Via 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x ] Form 40-F[_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes[_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item

1. Norms on financial information control

The Board of Directors approves strict norms on the control of information and financial-accounting

TELEFÓNICA IS A FORERUNNER IN THE APPLICATION OF THE SARBANES-OXLEY LAW OF GOOD CORPORATE GOVERNANCE

These measures aim to develop the highest degree of management quality and transparency

At its meeting held on November 28, the Board of Directors of Telefonica, S.A. approved new norms regarding the control of information and financial-accounting, applying the first regulations set forth in the Sarbanes-Oxley Law regarding good corporate governance, issued by the SEC.

The new norms revise and strengthen the existing controls applied by Telefonica, regarding the certifying and transparency of financial and accounting information, therefore permitting the Company to maintain its world-wide reputation for quality and transparency in the financial information it provides to the market.

These new norms regarding the accounting, reporting and control of the Group's financial-accounting information complete the actions taken recently by the Board of Directors of Telefonica in terms of good corporate governance, these being, for example, the introduction in October of the new Internal Code of Conduct (Code of Ethics), and the reorganising of all the Board's Committees, approved in June.

The measures approved yesterday introduce the internal mechanisms necessary to fulfill the requirements for the certifying of accounts by the Executive Chairman and the Chief Financial Officer. A clear scheme of responsibility has also been introduced regarding the reporting and drawing up of financial-accounting information, which also sets forth a mechanism that periodically tests the good-functioning of the control systems.

These new norms, which are breaking ground among Spanish companies, reflect a significant step forward within the framework of initiatives introduced by Telefonica as a consequence of the interest of the Company's managers and governance bodies to at all times achieve the highest degree of transparency and good corporate governance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002

Telefonica, S.A.

By: /s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors